SWS GROUP, INC.

1201 ELM STREET

SUITE 3500

DALLAS, TEXAS 75270

PHONE NUMBER:  214/859-1800

FAX NUMBER:        214/859-9309

March 8, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Form 10-K for the year ended June 25, 2010

Filed on August 31, 2010

File No. 000-19483

Form 10-Q for the quarter ended December 31, 2010

Filed February 9, 2011

File No. 000-19483

Dear Mr. Gordon:

This letter sets forth our response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated March 1, 2011 with respect to our Form 10-K for the fiscal year ended June 25, 2010 (the “Form 10-K”) and our Form 10-Q for the quarter ended December 31, 2010 (the “Form 10-Q”).

For the convenience of the staff, we have set forth below the text of the staff’s comment included in the comment letter followed by our response.

Form 10-K for the Year ended June 25, 2010

Note 10. Investments, page F-19

1.	Given the apparent significance of your net gain on your equity method investment compared to your pretax loss for 2010, please tell us how you considered Rule 3-09 of Regulation S-X as it relates to the requirements for separate financial statements of equity method investees. If you account for this equity method investment using fair value under ASC 825, tell us how you considered Rule 3-09 and 4-08(g) of Regulation S-X for determining whether the disclosure required by ASC 323-10-50-3c should be provided.

Mr. Daniel L. Gordon

Branch Chief

March 8, 2011

Response:

As noted in our Form 10-K, we have investments in three partnerships that are accounted for under the equity method of accounting in accordance with Accounting Standards Codification (“ASC”) 323-30 – “Investments – Equity Method and Joint Ventures.” One is a limited partnership venture capital fund. We currently have a 17.06% interest in this investment and it is held by SWS Group, Inc.

The other two investments are limited partnership equity funds. We currently have 12.00% and 3.20% interests in these two partnerships, respectively. These two investments are held by Southwest Securities, FSB (the “Bank”).

Even though we own less than 20% in each of these investments, ASC 323-30-S99 requires that investments in all limited partnerships should be accounted under the equity method unless the investor’s interest is “so minor that the limited partner may have virtually no influence over the partnership operating and financial policies.”

In considering Rule 3-09 of Regulation S-X as it relates to the requirements for separate financial statements of equity method investees and Rule 4-08(g) as it relates to the requirement for summarized financial disclosures for equity method investees, we reviewed the information contained in Rule 1-02 (w) of Regulation S-X. The literature provides that separate financial statements pursuant to Rule 3-09 of Regulation S-X are required if conditions 1 or 3 below are exceeded at the 20% level and that summarized financial disclosures pursuant to Rule 4-08(g) are required if conditions 1,2, or 3 below are exceeded at the 10% level.

1)	Test. Our investment in the limited partnerships as a percentage of our total consolidated assets at the end of the most recently completed fiscal year.

Analysis. Our total assets as of June 25, 2010 were $4,530,691,000. Our investments were valued at $6,836,000, or less than 1% of total consolidated assets, at June 25, 2010.

2)	Test. Our proportionate share of the total assets of the limited partnerships as a percentage of our total consolidated assets at the end of the most recently completed fiscal year.

Analysis. Our total assets as of June 25, 2010 were $4,530,691,000. Our proportionate share of the total assets of the limited partnership held by SWS Group, Inc. was $3,820,000 and the Bank’s proportionate share of the two limited

Mr. Daniel L. Gordon

Branch Chief

March 8, 2011

partnerships in which it holds interest were $4,226,000 and $2,493,000. These values are less than 10% of our consolidated total assets at June 25, 2010, or $906,138,200.

3)	Test. Our “equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle” (“income”) of the investment partnerships as a percentage of our consolidated income for the most recently completed fiscal year.

Analysis. Under the regulations, if consolidated income for the most recent fiscal year is at least 10% “lower than the average of the income for the last five fiscal years, the average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.” We understand that the staff has taken the position that a registrant with a consolidated loss would not preclude it from qualifying for income averaging if the consolidated loss is at least 10% lower than average income from the past five years. Taking this into account, our average income over the last five years was $37,510,000. As such, the loss for the fiscal year ended 2010 is at least 10% lower than average income. The total gains from the three equity investments in fiscal year 2010 were $1,577,000. These gains are less than 4% of our average income for the last five fiscal years.

Based on the above, the investments, both individually and in the aggregate, do not meet the criteria for presentation of the separate financial statements under Rule 3-09 or summarized financial information under Rule 4-08(g) of Regulation S-X.

We do not account for our equity method investments using fair value accounting under ASC 825.

*****

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff’s comments or changes to disclosures in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon

Branch Chief

March 8, 2011

Should any member of the staff have any questions regarding our responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 859-9362 at your convenience.

Very truly yours,

/s/ Stacy M. Hodges

Stacy M. Hodges Executive Vice President and Chief Financial Officer